Exhibit 99.1

DHX ANNOUNCES UPDATE TO ITS NORMAL COURSE ISSUER BID

Halifax, NS, 30 September 2015 – DHX Media ("DHX" or the "Company") (NASDAQ: DHXM; TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, announces today that the Toronto Stock Exchange (the “TSX”) has accepted the Company’s notice of intention to make a normal course issuer bid (the “Bid”) to purchase up to an aggregate of 8,207,887 common voting shares and variable voting shares (the “Shares”), representing 10 per cent of the public float of 82,078,870 Shares as of September 25, 2015. The Company presently has a total of 123,989,899 Shares outstanding. The Bid will be made in accordance with the applicable rules and policies of the TSX and the NASDAQ Global Select Market (“NASDAQ”) as well as any applicable Canadian and U.S. securities laws.

In accordance with TSX rules, any daily purchases (other than pursuant to a block purchase exception) on the TSX under the Bid are limited to a maximum of 84,544 Shares, which represents 25% of the average daily trading volume on the TSX for the past six months. Daily purchases (other than pursuant to a block purchase exception) on the NASDAQ under the Bid are limited to 25% of the average daily trading volume for the preceding four weeks. All Shares purchased by the Company under the Bid will be cancelled.

The Bid will commence on October 5, 2015 with expiry to occur no later than October 4, 2016, or until such earlier time as the Bid is completed or terminated at the option of DHX, observing the purchasing restrictions during 'black out' or 'close' periods pursuant to the Company’s Insider Trading Policy. Any Shares purchased by DHX pursuant to the Bid will be acquired on the open market through the facilities of the TSX or the NASDAQ at the market price at the time of such transaction. The Bid will be funded from the Company's existing cash resources.

DHX is pursuing the Bid because it believes that, from time to time, the Shares may trade in price ranges which do not adequately reflect their value and in such circumstances acquiring Shares represents a desirable use of the Company’s available funds. Any such acquisitions, if made, would reduce the number of outstanding Shares of the Company and consequently may result in improved earnings per Share.

From time to time, when DHX does not possess material non-public information about itself or its Shares, it may enter into an automatic share purchase plan with its broker to allow for the purchase of Shares at times when DHX would ordinarily not be permitted to do so due to regulatory restrictions or self-imposed blackout periods, pursuant to the Company’s Insider Trading Policy. Any such plans entered into with DHX’s broker will be adopted in accordance with the requirements of applicable Canadian and U.S. securities laws and subject to prior approval by the TSX.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400

For more information, please contact:

Financial Media: Shaun Smith – Director, Corporate Communications, DHX Media Ltd.
shaun.smith@dhxmedia.com
+1 416-977-7230

Investor relations: David Regan – EVP, Corporate Development, DHX Media Ltd.
david.regan@dhxmedia.com
+1 902-425-3814

About DHX Media

DHX Media Ltd. (www.dhxmedia.com), a key player internationally in the creation of content for families and children, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, Slugterra and the multiple award-winning Degrassi franchise. The Company is owner of the Family suite of channels, operated as DHX Television. DHX Media Ltd. markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated brand-management and consumer-products business, DHX Brands. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. With offices in 15 cities worldwide, including Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich, Amsterdam and Beijing, DHX Media Ltd. is listed on the NASDAQ Global Select Market under the ticker symbol DHXM, and on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer
This press release contains “forward looking statements” under applicable securities laws with respect to DHX including, but not limited to, statements regarding the Company’s normal course issuer bid and its intentions with respect to the bid, purchases of shares by the Company under its bid, the Company’s purposes for pursuing the bid, and the effects of purchases under the bid. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risk factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

TORONTO Queen’s Quay Terminal 207 Queens Quay W. Suite 550 Toronto, ON M5J 1A7 +1 416-363-8034	HALIFAX 1478 Queen Street, 2nd Floor Halifax, NS B3J 2H7 +1 902-423-0260	LOS ANGELES Sunset Media Center 6255 West Sunset Blvd., Suite 800 Hollywood, CA 90028 +1 323-790-8840	VANCOUVER 190 Alexander Street, 6th Floor Vancouver, BC V6A 1B5 +1.604-684-2363	LONDON 3 Shortlands London, W6 8PP, UK +44 020-8563-6400